VIA FEDERAL EXPRESS


Sharon Baker Morin, Esq.
State Street Bank and Trust Company
1776 Heritage Drive
Mail Stop A4N
North Quincy, Massachusetts  02171-2197

Dear Ms. Morin,

         Pursuant to section 9 of the transfer agency and service contract between State Street Bank & Trust Company ("State Street") and Neuberger & Berman Advisers Management Trust dated as of May 1, 1995, we request that International Portfolio be added as a series governed by that contract. The addition of these series is effective as of May 1, 1997. Please indicate State Street's acceptance of this request by having a duly authorized officer of State Street sign in the space indicated below.

                                   Sincerely,




                                   Name:   Michael J. Weiner
                                   Title:  Vice President
                                   Neuberger & Berman Advisers Management Trust

Accepted by State Street
Bank and Trust Company




Name:
Title:

cc:      Paul Alfama, BFDS